SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                             (AMENDMENT NO. 1)


          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)


                       Shelbourne Properties II, Inc.
-----------------------------------------------------------------------------
                              (Name of Issuer)


                       Common Stock, $0.01 par value
-----------------------------------------------------------------------------
                      (Title of Class and Securities)


                                 821374105
-----------------------------------------------------------------------------
                               (CUSIP Number)


                         Richard J. McCready, Esq.
                   c/o NorthStar Capital Investment Corp.
                       527 Madison Avenue, 16th Floor
                          New York, New York 10022
                               (212) 319-2623
-----------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                             February 14, 2002
-----------------------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  SCHEDULE 13D

     CUSIP No.  821374105
     ___________________________________________________________________
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Millennium Funding I LLC
     ___________________________________________________________________
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (x)
                                                           (b)  ( )
     ___________________________________________________________________
     3.   SEC USE ONLY

     ___________________________________________________________________
     4.   SOURCE OF FUNDS*
          OO
     ___________________________________________________________________
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     ___________________________________________________________________
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     ___________________________________________________________________
                                   7.   SOLE VOTING POWER
           NUMBER OF                     0
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                      0
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                       0
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                         0
     ___________________________________________________________________
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
     ___________________________________________________________________
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

     ___________________________________________________________________
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0%
     ___________________________________________________________________
     14.  TYPE OF REPORTING PERSON
          OO
     ___________________________________________________________________





                                SCHEDULE 13D

     CUSIP No.  821374105
     ___________________________________________________________________
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Millennium Funding III LLC
     ___________________________________________________________________
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (x)
                                                           (b)  ( )
     ___________________________________________________________________
     3.   SEC USE ONLY

     ___________________________________________________________________
     4.   SOURCE OF FUNDS*
          OO
     ___________________________________________________________________
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     ___________________________________________________________________
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     ___________________________________________________________________
                                   7.   SOLE VOTING POWER
           NUMBER OF                     0
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                      0
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                       0
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                         0
     ___________________________________________________________________
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
     ___________________________________________________________________
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

     ___________________________________________________________________
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0%
     ___________________________________________________________________
     14.  TYPE OF REPORTING PERSON
          OO
     ___________________________________________________________________



                                SCHEDULE 13D

     CUSIP No.  821374105
     ___________________________________________________________________
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Presidio Capital Investment Company, LLC
     ___________________________________________________________________
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (x)
                                                           (b)  ( )
     ___________________________________________________________________
     3.   SEC USE ONLY

     ___________________________________________________________________
     4.   SOURCE OF FUNDS*
          OO
     ___________________________________________________________________
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     ___________________________________________________________________
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     ___________________________________________________________________
                                   7.   SOLE VOTING POWER
           NUMBER OF                     0
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                      0
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                       0
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                         0
     ___________________________________________________________________
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
     ___________________________________________________________________
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

     ___________________________________________________________________
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0%
     ___________________________________________________________________
     14.  TYPE OF REPORTING PERSON
          OO
     ___________________________________________________________________



                                SCHEDULE 13D

     CUSIP No.  821374105
     ___________________________________________________________________
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) NorthStar Partnership, L.P.
     ___________________________________________________________________
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (x)
                                                           (b)  ( )
     ___________________________________________________________________
     3.   SEC USE ONLY

     ___________________________________________________________________
     4.   SOURCE OF FUNDS*
          OO
     ___________________________________________________________________
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     ___________________________________________________________________
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     ___________________________________________________________________
                                   7.   SOLE VOTING POWER
           NUMBER OF                     0
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                      0
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                       0
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                         0
     ___________________________________________________________________
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
     ___________________________________________________________________
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

     ___________________________________________________________________
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0%
     ___________________________________________________________________
     14.  TYPE OF REPORTING PERSON
          PN
     ___________________________________________________________________



                                SCHEDULE 13D

     CUSIP No.  821374105
     ___________________________________________________________________
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) NorthStar Capital Investment Corp.
     ___________________________________________________________________
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (x)
                                                           (b)  ( )
     ___________________________________________________________________
     3.   SEC USE ONLY

     ___________________________________________________________________
     4.   SOURCE OF FUNDS*
          OO
     ___________________________________________________________________
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     ___________________________________________________________________
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Maryland
     ___________________________________________________________________
                                   7.   SOLE VOTING POWER
           NUMBER OF                     0
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                      0
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                       0
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                         0
     ___________________________________________________________________
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
     ___________________________________________________________________
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

     ___________________________________________________________________
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0%
     ___________________________________________________________________
     14.  TYPE OF REPORTING PERSON
          CO
     ___________________________________________________________________





         This Amendment No. 1 to Schedule 13D (this "Amendment") is being filed jointly by Millennium Funding I LLC, a Delaware limited liability company ("Millennium I LLC"), Millennium Funding III LLC, a Delaware limited liability company ("Millennium III LLC"), Presidio Capital Investment Company, LLC, a Delaware limited liability company ("PCIC"), NorthStar Partnership, L.P., a Delaware limited partnership ("NorthStar Partnership"), and NorthStar Capital Investment Corp., a Maryland corporation ("NCIC", and together with Millennium I LLC, Millennium III LLC, PCIC and NorthStar Partnership, the "Reporting Persons"), pursuant to Rule 13d-2 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Shelbourne Properties II, Inc., a Delaware corporation (the "Company").

         This Amendment amends the Schedule 13D filed jointly on April 27, 2001 (the "Initial Schedule 13D") by Millennium Funding Corp. a Delaware corporation ("MFC Corp."), Millennium Funding III Corp., a Delaware corporation, ("MFC III Corp."), Resources High Equity, Inc. a Delaware corporation ("RHE"), Presidio AGP Corp., a Delaware corporation ("AGP"), Resources Capital Corp., a Delaware corporation ("RCC"), Presidio Capital Corp., a British Virgin Islands corporation (together with MFC Corp., MFC III Corp., RHE, AGP and RCC, the "PCIC Affiliates"), and the Reporting Persons, relating to the Common Stock.


Item 4.   Purpose of Transaction.

         On February 14, 2002, Millennium I LLC, Millennium III LLC (which, in addition to the shares of the Common Stock held by it at the time of the Initial Schedule 13D, held on such date the shares of the Common Stock previously reported as held by the PCIC Affiliates, which it acquired in an internal restructuring), PCIC, NCIC and Shelbourne Management LLC, a Delaware limited liability company and a wholly owned subsidiary of PCIC that manages the Company's business (the "Management Company"), entered into a Purchase and Contribution Agreement (the "Purchase Agreement") with the Company and certain other affiliates of the Company and PCIC, pursuant to which, among other things, the Company purchased from Millennium I LLC and Millennium III LLC all of the shares of the Common Stock directly owned by each of them and the Management Company contributed the advisory agreement pursuant to which the Management Company manages the Company to Shelbourne Properties II, L.P. (the "OP"). Simultaneously with the consummation of the transactions described in this Amendment with respect to the Company, similar transactions (together with the transactions relating to the Company, the "Shelbourne Transaction") occurred with respect to Shelbourne Properties I, Inc. and Shelbourne Properties III, Inc., affiliates of the Company (together with the Company, the "Shelbourne REITs"), and their respective operating partnerships. In connection with the Shelbourne Transaction, the Company paid to PCIC $17,866,603 in cash, preferred partnership units in the OP with a liquidation preference of $1,015,148 and a note with a principal amount of between $22,034,250 and $23,658,488, depending on the timing of the repayment thereof.

         Additional information about the Shelbourne Transaction can be found in Current Reports on Form 8-K filed on February 14, 2002 by each of the Shelbourne REITs.

Item 5.   Interest in Securities of the Issuer.

         As a result of the consummation of the Shelbourne Transaction discussed in Item 4 of this Amendment, the Reporting Persons do not beneficially own any of the Common Stock or any other securities of the Company. The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on February 14, 2002.



                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2002

                              MILLENNIUM FUNDING I LLC

                              By:     Presidio Capital Investment Company,
                                      LLC, Managing Member


                                      By:      /s/ Steven B. Kauff
                                               ______________________
                                               Name:  Steven B. Kauff
                                               Title: Vice President


                              MILLENNIUM FUNDING III LLC

                              By:     Presidio Capital Investment Company,
                                      LLC, Managing Member


                                      By:      /s/ Steven B. Kauff
                                               ______________________
                                               Name:  Steven B. Kauff
                                               Title: Vice President


                              PRESIDIO CAPITAL INVESTMENT COMPANY, LLC


                                      By:      /s/ Steven B. Kauff
                                               ______________________
                                               Name:  Steven B. Kauff
                                               Title: Vice President


                              NORTHSTAR PARTNERSHIP, L.P.

                              By:     NorthStar Capital Investment Corp.,
                                      General Partner


                                      By:      /s/ Steven B. Kauff
                                               ______________________
                                               Name:  Steven B. Kauff
                                               Title: Vice President


                              NORTHSTAR CAPITAL INVESTMENT CORP.


                                      By:      /s/ Steven B. Kauff
                                               ______________________
                                               Name:  Steven B. Kauff
                                               Title: Vice President